SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Valeant Pharmaceuticals International, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91911K102

(CUSIP Number)

Stephen Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Richard M. Brand, Esq.

Gregory P. Patti, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91911K102

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 347,839,513 shares of Common Stock outstanding as of February 23, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on March 1, 2017 for the year ended December 31, 2016.

CUSIP No. 91911K102

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 347,839,513 shares of Common Stock outstanding as of February 23, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on March 1, 2017 for the year ended December 31, 2016.

CUSIP No. 91911K102

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 347,839,513 shares of Common Stock outstanding as of February 23, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on March 1, 2017 for the year ended December 31, 2016.

This amendment No. 11 (the “Amendment No. 11”) to Schedule 13D relates to the Schedule 13D filed on March 25, 2015 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 11, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, no par value (the “Common Stock”), of Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“As of March 14, 2017, as reflected in this Amendment No. 11, the Reporting Persons, as a result of the Sale (as defined in Item 4 below), no longer beneficially own any shares of Common Stock (the “Subject Shares”).”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons on behalf of the Pershing Square Funds: (i) sold 18,114,432 shares of Common Stock, (ii) unwound 91,200 (with 100 multiplier) listed American-style call options with a strike price of $60.00, and (iii) unwound 9,120,000 over-the-counter European-style put options with a strike price of $60.00 (together, the “Sale”).

William A. Ackman and Stephen Fraidin will remain on the Issuer’s board of directors until the upcoming annual meeting but will not stand for re-election.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(a), (b) As a result of the Sale, the Reporting Persons no longer beneficially own any Subject Shares.

(c) The responses to Items 4 and 6 of this Schedule 13D are incorporated herein by reference.

(e) As of March 14, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons unwound (through a purchase to close transaction) over-the-counter European-style put options referencing a total of 9,120,000 shares of Common Stock which had an expiration date of January 18, 2019 and unwound (through a sell to close transaction) listed American-style call options referencing a total of 9,120,000 shares of Common Stock (after giving effect to the 100 multiplier) which had an expiration date of January 18, 2019.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.15	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2017

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of March 25, 2015, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Purchaser’s Letter, dated as of March 17, 2015, by Pershing Square Capital Management, L.P.*

Exhibit 99.4	Confidentiality Agreement, by and among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc., dated as of March 11, 2015.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Form of Share Option Contract.*

Exhibit 99.7	Trading data.*

Exhibit 99.8	Trading data.*

Exhibit 99.9	Information Sharing Agreement.*

Exhibit 99.10	Information Sharing Agreement.*

Exhibit 99.11	Consent.*

Exhibit 99.12	Trading data.*

Exhibit 99.13	Trading data.*

Exhibit 99.14	Litigation Management Agreement.*

Exhibit 99.15	Trading data.

*	Previously Filed